**Blank Check Preferred Stock Designation**

**Frontier Oilfield Services, Inc.**

Frontier Oilfield Services, Inc., a Texas corporation (the "Corporation"), hereby certifies that, pursuant to the authority contained in the Articles of Incorporation of said Corporation, as amended (the "Articles of Incorporation"), the necessary action on part of the Corporation on January 17, 2015 approved the following resolution creating a series of its authorized Preferred Stock:

RESOLVED, that in accordance with the provisions of the Articles of Incorporation of the Corporation, the Corporation hereby creates a series of its currently authorized preferred stock having a stated value of $0.40 per share and shall be designated as 2014 Series A 7% Convertible Preferred Stock, and hereby fixes the relative rights, preferences and limitations of all shares of such series as follows:

1. Designation and Amount The shares of the series of Preferred Stock shall be designated as "2014 Series A 7% Preferred Stock" (the "2014 Series A 7% Convertible Preferred Stock"), and the number of shares constituting the 2014 Series A 7% Convertible Preferred Stock shall be One Million One Hundred Twenty Five Thousand (1,125,000) shares and said shares shall be entitled to vote one vote for each issued share on any matters brought before the equity holders of the Corporation.

2. Dividends The holders of shares of 2014 Series A 7% Convertible Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in common stock) on the common stock or any other equity security of the Corporation at an annual rate of seven percent (7%) per share per annum, payable quarterly with payment at the option of FOSI to be made in i) cash or ii) in kind in shares of the Corporation's common stock based on a per share price set at a 25% discount to the five day average closing bid price of the common stock for the five day period immediately preceding the date of payment.

3. Conversion Rights Each one share of 2014 Series A 7% Convertible Preferred Stock shall be convertible, at the option of the shareholder or the Corporation thereof, at any time upon approval of the Corporation's Board of Directors at the office of the Corporation or any transfer agent for such stock, into one share of common stock of the Corporation.

4. Automatic Conversion Subject to the occurrence of the conditions required in Section 3 above, each share of 2014 Series A 7% Convertible Preferred Stock shall automatically be converted upon the written request of the holder without the need for any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common stock issuable upon such conversion unless the certificates evidencing such shares of 2014 Series A 7% Convertible Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the 2014 Series A 7% Convertible Preferred Stock, the holders of 2014 Series A 7% Convertible Preferred Stock shall surrender the

certificates representing such shares at the office of the Corporation or any transfer agent for the 2014 Series A 7% Convertible Preferred Stock or common stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of common stock into which the shares of 2014 Series A 7% Convertible Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

Conditions to Conversion The conversion rights set forth herein are conditioned on the existence of a sufficient number of authorized but unissued shares of common stock being available to accomplish such conversion.

Adjustment Upon Common Stock Event Upon the happening of a Common Stock Event (as hereinafter defined), the conversion ratio set forth above shall, simultaneously with the happening of such common stock Event, be appropriately adjusted to reflect such Common Stock Event in effect immediately prior to such Common Stock Event.

The Conversion Price for the 2014 Series A 7% Convertible Preferred Stock shall be readjusted in the same manner upon the happening of each subsequent Common Stock Event. As used herein, the term the "***Common Stock Event***" shall mean at any time or from time to time after the date on which the first share of 2014 Series A 7% Convertible Preferred Stock is issued by the Corporation (the "***Original Issue Date***"), (i) the issue by the Corporation of additional shares of common stock as a dividend or other distribution on outstanding common stock, (ii) a subdivision of the outstanding shares of common stock into a greater number of shares of common stock, or (iii) a combination of the outstanding shares of common stock into a smaller number of shares of common stock.

Adjustments for Other Dividends and Distributions If at any time or from time to time after the Original Issue Date the Corporation pays a dividend or makes another distribution to the holders of the common stock payable in securities of the Corporation, other than an event constituting a common stock Event then, in each such event, provision shall be made so that the holders of the 2014 Series A 7% Convertible Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of common stock receivable upon conversion thereof, the amount of securities of the Corporation which they would have received had their 2014 Series A 7% Convertible Preferred Stock been converted into common stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the 2014 Series A 7% Convertible Preferred Stock or with respect to such other securities by their terms.

Adjustment for Reclassification, Exchange and Substitution If at any time or from time to time after the Original Issue Date the common stock issuable upon the conversion of the 2014 Series A 7% Convertible Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than by a Common Stock Event or a stock dividend, reorganization, merger or consolidation provided for elsewhere in this Section 4), then in any such event each holder of 2014 Series A 7% Convertible Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of common stock into which such shares of 2014 Series A 7% Convertible Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all

subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

Reorganizations, Mergers and Consolidations If at any time or from time to time after the Original Issue Date there is a reorganization of the Corporation (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 4) or a merger or consolidation of the Corporation with or into another corporation, then, as a part of such reorganization, merger or consolidation, provision shall be made so that the holders of the 2014 Series A 7% Convertible Preferred Stock thereafter shall be entitled to receive, upon conversion of the 2014 Series A 7% Convertible Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of such successor corporation resulting from such reorganization, merger or consolidation, to which a holder of common stock deliverable upon conversion would have been entitled on such reorganization, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the 2014 Series A 7% Convertible Preferred Stock after the reorganization, merger or consolidation to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and number of shares issuable upon conversion of the 2014 Series A 7% Convertible Preferred Stock) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable. This subsection shall similarly apply to successive reorganizations, mergers and consolidations.

Fractional Shares No fractional shares of common stock shall be issued upon any conversion of 2014 Series A 7% Convertible Preferred Stock. All shares of common stock (including fractions thereof) issuable upon conversion of more than one share of 2014 Series A 7% Convertible Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance to any holder of a fractional share, then, in lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall pay the holder cash equal to the product of such fraction multiplied by the common stock's fair market value as determined in good faith by the Board as of the date of conversion.

Notices Any notice required by the provisions of the Certificate of Designation to be given to the holders of shares of the 2014 Series A 7% Convertible Preferred Stock shall be deemed given upon the earlier of actual receipt or deposit in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, or delivery by a recognized express courier, fees prepaid, addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

Converted Shares All shares of the 2014 Series A 7% Convertible Preferred Stock converted pursuant to this Section 4, or otherwise acquired by the Corporation in any manner whatsoever, shall be returned to the pool of the Corporation's authorized but unissued shares of undesignated Preferred Stock and the Corporation may from time to time take such appropriate corporate action as may be necessary to reduce the number of authorized shares of 2014 Series A 7% Convertible Preferred Stock accordingly.

5. Redemption The shares of the 2014 Series A 7% Convertible Preferred Stock may be redeemed by the Corporation at any time prior to conversion by the Corporation's repayment of the principal paid by the holder thereof plus any accrued but unpaid dividends or interest as of the date of the redemption.

6. Miscellaneous.

Preemptive Rights No holder of 2014 Series A 7% Convertible Preferred Stock shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and such stockholder.

As-Converted Basis For purposes hereof, the term "as-converted basis" applies even if the condition for the conversion of the 2014 Series A 7% Convertible Preferred Stock into shares of common stock has not been met at such time.

Effective Date The Certificate of Designation is effective as of 9:00 a.m. (Central Time) on January 17, 2015.

The undersigned certifies that the authorized number of Preferred Stock shares is 20,000,000 and that the authorized number of shares of the 2014 Series A 7% Convertible Preferred Stock, none of which has been issued, is 1,125,000.

The resolution set forth above has been duly adopted by all necessary action on the part of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation, Preferences and Rights to be signed by Don Lawhorne, Chairman of the Board as of this January 17, 2015.

Don Lawhorne

Name: Don Lawhorne
Title: Chief Executive Officer